Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

May 5, 2014

Inland Real Estate INCOME Trust, Inc.

On May 1, 2014, Chain Store Age, a monthly industry publication, published an article concerning certain real estate professionals, including Larry R. Sajdak, a director and the president of Inland National Real Estate Services, LLC and Inland National Real Estate Services II, LLC (the “Real Estate Managers” of Inland Real Estate Income Trust, Inc. (the “Company”)), the full text of which is reproduced below.

Chain Store Age is wholly unaffiliated with the Company, and neither the Company, nor its sponsor, Inland Real Estate Investment Corporation (“IREIC”), nor any of their affiliates, has made any payment or given any consideration to Chain Store Age in connection with the article below or any other matter published by Chain Store Age concerning the Company or any of its affiliates.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). The statements in the article attributed to or derived from Larry R. Sajdak were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. You should consider statements in the article or contained herein only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into the Registration Statement, including the risks factors described or incorporated by reference therein.

Statements in the article that are not attributed directly to Mr. Sajdak represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. These statements should not be considered in deciding whether to invest in the Company’s common stock.

Full Text of Chain Store Age Article

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REAL ESTATE REPORT: SPECIAL FEATURE

REAL ESTATE'S 10 UNDER 40

By Michael Fickes

Ten years ago, demographic experts predicted a looming talent shortage: When the massive baby boom generation retired, the small Generation X would not have enough experienced leaders and managers to fill the positions that boomers would vacate.

Today, that prediction is coming true. The solution? The under-40 millennial generation will have to pick up the slack. In the retail real estate world, at least, millennials are stepping up. Based on a nationwide search and nominations from their peers, Chain Store Age has selected 10 of these rising stars to watch and to emulate.

Brian Strickland, age 39

Division VP – Portfolio Management
Family Dollar
Matthews, N.C.

Brian Strickland and his Family Dollar team will touch 2,375 stores — plus or minus — during this fiscal year. They will open 525 new stores; relocate, renovate or expand 750 to 800 stores; and renew leases on 1,100 stores.

That seems impossible.

"The most challenging part of our work is the volume of deals we evaluate and decide on each week," said Strickland, division VP – portfolio management. "What makes it possible is excellent team members and excellent technology."

Strickland had a hand in developing the technology used by his 60-member internal real estate team and approximately 15 external developers.

He pushed to develop an enterprise real estate solution that enabled users to acquire, display and map demographics. It facilitates data editing, captures notes and photos and attaches them to specific stores on the map retrieval system.

Designed by Attleboro, Mass.-based Trade

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Area Systems, the enterprise application went operational about two years ago. Since then, Family Dollar has reduced site evaluation times by 67%.

When reviewing stores, a user can click on a store in, say, the Charlotte, N.C., market. Within seconds, the system pulls up real estate characteristics, lease terms, financials P&Ls and more.

"Combine that with the really good team we have here, and life is good," smiled Strickland. "As an analyst, you want to make solid, fact-based decisions. My vision here is to provide our decision-makers with access to data and analytics that will help them answer questions fast and make the right decisions."

In addition to analyzing and making decisions about thousands of Family Dollar stores every year, Strickland is an instructor in the graduate level course on real estate market analytics at the University of North Carolina at Charlotte.

Makes you wonder what he does in his spare time.

"We buy centers leased to retailers that can compete with online," he said.

On the operations side, Sajdak is proactive without micromanaging. He wants his team to run the assets. He asks for national credit tenants and promising local tenants. He retains consultants to provide local tenants with the marketing and operational tools central to retail success.

Sajdak also helps local tenants with mobile marketing. IREIT centers have websites with mobile apps that can push out promotional notices to mobile phones.

Success came quickly to Sajdak perhaps because he doesn't take all the credit. "One reason I'm sitting here at 34 is the quality of the IREIT team," he said. "Our director of leasing, for instance, spent most of her career working for large national retailers. Now she has five years on the landlord side. There are other similar examples. I'm lucky to have that level of experience around me."

Larry Sajdak, age 34

President
Inland National Real Estate Services
Oak Brook, Ill.

Larry Sajdak first joined The Inland Real Estate Group of Companies as a college intern in 1998. He was 18 and considering careers in chemistry and business.

Business won. After college, Sajdak returned to Inland and blasted off. After two years, in 2004, he moved into retail real estate, earned three promotions in two years and ended up as VP asset management for Retail Properties of America in 2006.

Today, as president of Inland National Real Estate Services since 2011, he directs property management for the retail real estate portfolio owned by Inland Real Estate Income Trust. The relatively new IREIT is still raising money to invest. Current holdings include 16 necessity-based grocery-anchored centers and big-box centers.

Sajdak emphasizes due diligence to make sure the trust acquires properties that fit today's environment — limited new shopping center development and lots of online competition.

Chris Littrell, age 39

Director of Real Estate
Nike Factory Stores
Beaverton, Ore.

Chris Littrell is a consensus builder. "I don't bring ego or agendas into the workplace," he said. "I listen and look for common ground and solutions." That's Nike's style, too.

As director of real estate for Nike Factory Stores, Littrell manages 185 stores and plans to add another 15 or so stores this year.

Nike Factory Stores sell closeout merchandise taken from the shelves of full-priced retail partners' stores. Littrell locates the stores in top-tier centers and in communities where there isn't any retail. "In those cases, we hire within the community with the goal of helping to spur community development — it's a way of giving back," he said.

Littrell comes from Coos Bay, Ore., the home of Steve Prefontaine, a track legend who inspired a generation of runners. "Growing up, I wanted to run like Steve and work for Nike," Littrell said.

He didn't reach Steve Prefontaine's level. As for his ambition to work for Nike, though: He's just doing it. >

CHAINSTOREAGE.COM / APRIL/MAY 2014 61

Jason Plummer, age 31

VP

R.P. Lumber Co.

Edwardsville, Ill.

Jason Plummer enjoys the variety of his family's businesses, which include 51 lumber company/home center locations in the Midwest, 16 shopping centers — some with an R.P. Lumber location — as well as truss plants, office buildings and hotels.

"What I like the most is that I wear a lot of different hats," he said. "On any given day I could work on R.P. Lumber projects, as well as retail, office, residential, hotel, self storage or a variety of other kinds of projects."

As VP with real estate responsibilities, Plummer watches for quality assets to purchase. The company also develops shopping centers, and Plummer is always on the lookout for leasing opportunities.

"It's a family business, and everyone is involved," he said. "My mom and dad were both high school teachers, and my dad started the company in January 1977. My two sisters, Julie and Jennifer, are active in the company as well."

Brian L. Harper, age 38

Executive VP Leasing

Rouse Properties

New York City

Brian L. Harper is having the time of his life as executive VP leasing with New York City-based Rouse Properties. "I have a passion for the entrepreneurial possibilities in the industry," he said.

For two years, Harper has been building Rouse, a collection of 30 shopping centers spun off by General Growth Properties in January 2012. As senior VP leasing with GGP, Harper moved to Rouse when the company formed.

"Since then, we've implemented leasing and capital investment initiatives that are improving occupancies and tenant mixes," Harper said.

Harper's team has amassed 4.4 million sq. ft. of leases, including 1.9 million sq. ft. of new space. The portfolio was 94.5% occupied at the end of 2013, up 190 basis points from 2012. Signed but not yet open, space will eventually bump annual NOI by $13 million.

That's passion at work.

More passion: In his spare time, Harper co-founded the Breaking Ground Foundation, a non-profit that builds sustainable community centers in developing nations. The first will be in Bulawayo, Zimbabwe.

Maria Tollopoulos, age 39

Senior VP, Director of Leasing

Retail Properties of America, Inc.

Oak Brook, Ill.

Maria Tollopoulos learned teamwork, organization and accountability from her hardworking immigrant parents. As a licensed attorney, she believes in understanding each aspect of a job and putting in the time to do it right.

Today, Tollopoulos oversees retail-leasing efforts for RPAI's entire portfolio of 237 properties, totaling 38 million sq. ft. across 34 states.

"Leasing can't do it alone," she said. "It is important to collaborate and promote transparency amongst departments."

Her accomplishments include helping decentralize RPAI's leasing group by putting boots on the ground in local markets to collect intelligence and canvas local retailers.

She also emphasizes portfolio reviews with retailers to maintain a proactive dialog and find opportunities.

"In 2013, good relationships with tenants led to 38 early renewals split between PetSmart and another junior anchor," she said.

Overall in 2013, Tollopoulos' group inked approximately 5 million sq. ft. in new and renewed leases, the highest annual volume they ever reported.

That's what putting in the time can do. >

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Joseph W. Dougherty Jr., age 31

VP

Metro Commercial Real Estate Inc.

Philadelphia

Joseph Dougherty is too modest to talk about himself. Here's how he has described learning the brokerage business: "For two years, I didn't know what was good or bad. Then 2008 and 2009 were recession, doom and gloom, but I got deals signed."

Not everyone sees it that way. Consider his 10 Under 40 nomination: "Joseph's ability to climb the ranks to the top of a leading commercial real estate brokerage firm during one of the most devastating recessions in United States history is an incredible example of a determined individual succeeding in a highly competitive business."

Consistently a top producer at Metro Commercial, Dougherty was the top agent in all three offices in 2013, making 56 lease and sale deals covering 681,462 sq. ft. with a total aggregate value of $70.6 million.

Since 2006, he's completed 380 lease/sale transactions for 4.8 million sq. ft. with a gross aggregate value of $631 million.

Maybe he's too busy to talk about himself.

Tracy Chiao, age 34

VP Real Estate

Philz Coffee Inc.

San Francisco

Tracy Chiao is excited about becoming a barista. As VP real estate with Philz Coffee, Chiao must work behind a Philz coffee bar once a month — per company policy for all executives. "I love that," she said.

Chiao joined San Francisco-based Philz, a popular handcrafted coffee purveyor, a month ago. She came from Cornish & Carey Commercial Newmark Knight Frank, where she brokered the CVS entry into San Francisco.

Her assignment: provide the real estate expertise required to help a local family business become a large growing company.

Founded in 2003, Philz operates 14 locations across the San Francisco region. A recent capital infusion by the Menlo Park office of Summit Partners is fueling a Philz rollout. "We'll be opening stores this year and next, mostly in California," Chiao said.

Chiao is planning company stores — not franchises. "Company stores will help us to control the brand," Chiao said. "We're baristas, and company stores will help us keep it that way."

Mike Conway, age 38

VP Leasing

Phillips Edison & Co.

Cincinnati

Mike Conway works awfully fast. He came to real estate in 2004, relatively late — he was 28. He wasted no time, though. As a beginner, he completed back-to-back years with 20-plus new deals.

In the midst of the recession, he became Phillips Edison's top leasing producer. When he became regional director of leasing in 2010, his region led the company with 110 new deals and 350,000-plus sq. ft. of new leases.

"I found that I have a passion for the calculated risk-taking and entrepreneurial nature of real estate," said Conway.

Today, as VP leasing, he oversees a national footprint of over 260 shopping centers with a team of 30 people. In 2013, Conway's group signed 376 new deals and more than 1,600,000 sq. ft.

Wow, that was fast.

While Conway works quickly, he covers all the bases, including charity. Twice a year, through a Boys and Girls Clubs of America program, he and his family adopt and buy gifts for a needy family. >

64 APRIL/MAY 2014 / CHAINSTOREAGE.COM

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Lindsey Taylor, age 33

Kroger Marketing Area (KMA)
Real Estate Manager
Columbus Division of The Kroger Co.
Westerville, Ohio

Lindsey Taylor's retail real estate future was sealed in elementary school. "The first female judge in our county visited my school when I was in first grade," she said. "I decided to go to law school that day. In law school, I fell in love with negotiating deals."

For a well-prepared negotiator, nothing's better than negotiating retail real estate deals. Taylor joined Kroger's real estate group in 2007. In 2012, she became department head — KMA real estate manager for Kroger's 123-store Columbus Division.

Today, she works with her six-person team to develop and execute capital plans — identifying stores to relocate, expand and remodel, finding new store sites and negotiating to get the work done.

Taylor attributes her success to painstaking preparation that gives her confidence. "When you negotiate with people 20 years your senior, you have to know what you're talking about," she said.

Taylor does. She's been preparing to negotiate these deals since first grade.

Ones to Watch

Overwhelming response to Chain Store Age's nationwide talent search indicated that, in retail real estate, there are plenty of stars. And the piles of nominations made the selection process a real challenge.

Beyond the 10 retail real estate pros highlighted as our 10 Under 40 Rising Stars, we hand-picked another 10 as the "Ones to Watch." Following is an alphabetical list:

Paulette Baratta, *age 36, real estate and construction coordinator, Anna's Linens*

Adam August Beck, *age 33, VP, Beck's Shoes*

"Over the next three-to-five years, I envision taking my vast knowledge and ability of negotiating to the next level through networking."

Kelly Gedinsky, *age 30, director, Winick Realty*

"It's such a tough industry with so many potential hurdles to overcome that, whether I am representing the landlord or the tenant, every completed deal or assignment earned feels like an accomplishment."

Angie Kory, *age 34, territory VP leasing, American Realty Capital Properties*

"During my first five years in the industry, I've executed more than 250 lease transactions totaling more than 900,000 sq. ft."

Kyle Krull, *age 28, real estate manager, Family Dollar*

Vasili Lyhnakis, *age 36, director of leasing-west, Phillips Edison & Co.*

"Two of the things that I am most proud of were being awarded Phillips Edison's Top-Producer of 2008 and Top Director in 2013; with the high caliber of leasing professionals that I work with, I am honored with both of these accolades."

Gregg Pancero, *age 27, real estate specialist, Ruler Food Stores*

James Parks, *age 39, director of real estate-legal, Zale Corp.*

"My greatest professional achievement has been rebuilding the real estate — legal department at Zales, modernizing it and regaining respect from our internal partners, developers and vendors."

Jayson Siano, *age 36, managing principal, Sabre Real Estate*

"Over the next three to five years, I envision continuing to grow Sabre into the leading retail leasing and investment sales firm in the New York metro area."

Josh Siegelman, *age 26, director, Winick Realty*

"My greatest achievement is not necessarily comprised of one particular deal but rather the recognition I have received at this point in my career from top industry professionals, real estate publications and prospective tenants alike."

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